Exhibit 99.1

Scorpio Bulkers Inc. Announces an Amendment of its Minimum Liquidity Covenant, a Payment Holiday on Future Principal Repayments, Delay of Scheduled Vessel Deliveries and the Termination of Time Charter Contracts
MONACO--(Marketwired – February 26, 2016) - Scorpio Bulkers, Inc. (NYSE: SALT) (the "Company") announced today that it has agreed in principle with its lenders to (i) amend the minimum liquidity covenant under all its credit facilities and (ii) reduce future principal repayments under its credit facilities.  In addition, the Company also agreed in principle to delay scheduled vessel deliveries and terminated the time charter contracts for four vessels.
Amendment of Minimum Liquidity Covenant
The Company has agreed in principle with all its lenders to permanently reduce the level of the minimum liquidity covenant in all its credit facilities from its current level of the greater of: (i) $50 million and (ii) $850,000 per vessel, to a new level of the greater of: (i) $25 million and (ii) $700,000 per vessel.  As a result, on the basis of the current owned fleet size of 33 vessels, the minimum liquidity requirement will be $25 million as of today’s date.
Payment Holiday on Future Principal Repayments
In exchange for making an advance principal repayment of approximately $41.2 million in aggregate under its credit facilities, the Company has agreed in principle with its lenders to reduce future principal repayments of approximately $67.9 million in aggregate due under its credit facilities. The excess amount of principal repayment relief over the advance principal repayment is to be added to the balloon amount for the respective credit facilities.
Delivery Delays and Changes in the Newbuilding Contracts in respect of Certain Vessels Under Construction
The Company reached agreements in principle with shipyards to delay the delivery of two Ultramax vessels and six Kamsarmax vessels under construction by approximately six months each.  These vessels, previously expected to be delivered between March 2016 and September 2016 are now expected to be delivered between September 2016 and April 2017.  Pursuant to these delays, $40.7 million that was previously expected to be paid to shipyards during 2016 is now expected to be paid in 2017.
The Company also reached an agreement with a shipyard in China to reduce the price to be paid under the final installments of the construction contracts in respect to two Ultramax bulk carriers to be delivered in Q2 2016 by approximately $0.9 million in aggregate.
Termination of Time Charter Contracts
On February 22, 2016, the Company terminated the time charter-in contracts, effective March 19, 2016, of four vessels (one Post-Panamax vessel, one Ultramax vessel, one Supramax vessel and one Handymax vessel) for a one-time payment of $10 million, of which $8 million has been paid as of today’s date.
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns 33 vessels, consisting of 19 Ultramax vessels and 14 Kamsarmax vessels with an average age of 0.5 years. The Company also time charters-in three dry bulk vessels (consisting of one Supramax, one Panamax, and one Kamsarmax) and has contracted for 16 dry bulk vessels consisting of nine Ultramax and seven Kamsarmax vessels, from shipyards in Japan and China. Upon final delivery of all of the vessels, the owned fleet is expected to have a total carrying capacity of approximately 3.5 million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)

www.scorpiobulkers.com